SECOND AMENDED AND RESTATED OPERATING AGREEMENT
FOR FULL CIRCLE BREWING CO. LTD. LLC

THIS SECOND AMENDED AND RESTATED OPERATING AGREEMENT is entered into as of August 11, 2017 by the Initial Members and the Manager identified on the signature page hereto.

Recitals

A. The Company was formed, and its members at that time entered into an Operating Agreement, effective May 1, 1998.

B. On June 10, 2016, the Company's equity interests were sold, and the purchasers thereof entered into an Amended and Restated Operating Agreement. On January 30, 2017, said agreement was amended by its First Amendment thereto in conjunction with the purchase of equity interests therein by additional members.

C. Certain creditors of the Company desire to convert the debts that the Company owes them into equity interests, and the Company desires that such debts be so converted.

D. The parties hereto desire, as set forth more fully below, that the Company have two Classes of Members. Class A Members, which will include the Initial Members and their permitted transferees, will have all of the Company's voting rights. Class B Members, which will include investors and their permitted transferees, all of whom will become Members and will have no voting rights. All Members will interact with the Company via an online Platform.

E. Accordingly, the Members and the Manager enter into this Agreement to provide for the governance of the Company and the conduct of its business, and to specify their relative rights and obligations, under the California Revised Uniform Limited Liability Company Act.

Agreement

NOW THEREFORE, the Members and the Manager agree as follows:

1.   Definitions. Capitalized terms used in this Agreement have the meanings specified in this Section or elsewhere in this Agreement and when not so defined will have the meanings set forth in California Corporations Code Section 17701.02.

    1.1.   "Act" means the California Revised Uniform Limited Liability Company Act (California Corporations Code Sections 17701.01, et seq.), including amendments from time to time.

    1.2.   "Additional Capital Shortfall" is defined in Section 11.3.

    1.3.   "Adjusted Capital Contribution" means, with respect to each Member, the excess of that Member's contribution to the capital of the Company over all prior distributions to the Member that have resulted from Capital Events.

    1.4.   "Adjusted Capital Account Deficit" means, with respect to any Member, the deficit balance, if any, in that Member's Capital Account as of the end of the relevant fiscal year of the Company, after the Member's Capital Account has been adjusted as follows:

(1) The Member's Capital Account will be increased by the amount of such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain; and

(2) The Member's Capital Account will be decreased by the amount of the items described in Regulation Section 1.704-1(b)(2)(ii)(d)(4)-(6).

This definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Regulation Section 1.704-1(b)(2)(ii)(d) and will be interpreted consistently with that regulation.

1.5. "Affiliate" of a Member means any Person directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with the Member. The term "control" (including the terms "controlled by" and "under common control with") means the direct or indirect possession of the power to direct or cause the direction of the management and policies of a Person, whether through membership, ownership of voting securities, by contract, or otherwise.

1.6. "Agent" is defined in Section 22.3.

1.7. "Agreement" means this Second Amended and Restated Operating Agreement, including all exhibits, which are incorporated herein, as originally executed and amended from time to time.

1.8. "Articles of Organization" is defined in Corporations Code Section 17701.02(b) as applied to this Company.

1.9. "Assignee" means a person who has acquired a Member's Transferable Interest in the Company, by way of a Transfer in accordance with the terms of this Agreement, but who has not become a Member.

1.10. "Assigning Member" means a Member who by means of a Transfer has transferred a Transferable Interest in the Company to an Assignee.

1.11. "Available Cash" means all net revenues from the Company's operations, including net proceeds from all sales, refinancing's, and other dispositions of Company property that the Manager, in the Manager's sole discretion, deems in excess of the amount reasonably necessary for the operating requirements of the Company, including debt reduction and Reserves.

1.12. "Award" is defined in Section 17.4.

1.13. "Bona Fide Offer" is defined in Section 17.2.

1.14. "Book adjustments" means, for any item of Company property for a given fiscal year, adjustments with respect to Book Value for depreciation, cost recovery, or other amortization deduction or gain or loss computed in accordance with Regulation Section 1.704-1(b)(2)(iv)(g), including Book Depreciation.

1.15. "Book Depreciation" means, with respect to any item of Company property for a given fiscal year, a percentage of depreciation or other cost recovery deduction allowable for federal income tax purposes for this item during that fiscal year equal to the result (expressed as a percentage) obtained by dividing (1) the Gross Asset Value of that item at the beginning of the fiscal year (or the acquisition date during the fiscal year) by (2) the federal adjusted tax basis of the item at the beginning of the fiscal year (or the acquisition date during the fiscal year). If the adjusted tax basis of an item is zero, the Manager may determine Book Depreciation if he or she does so in a reasonable and consistent manner.

1.16. "Capital Account" means, with respect to any Member, the account reflecting the capital interest of the Member in the Company, consisting of the Member's initial Capital Contributions maintained and adjusted in accordance with Sections 11.1 through 11.5.

1.17. "Capital Contribution" means, with respect to any Member, the amount of the money and the initial Gross Asset Value of any property (other than money) contributed to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take "subject to" under Internal Revenue Code Section 752) in consideration of Units held by that Member. A Capital Contribution will not be deemed a loan.

1.18. "Capital Event" means a sale or disposition of any of the Company's capital assets, the receipt of insurance and other proceeds derived from the involuntary conversion of Company property, the receipt of proceeds from a refinancing of Company property, or a similar event with respect to Company property or assets.

1.19. "Class" has the meaning set forth in Section 16.1.1.

1.20. "Code" or "IRC" means the Internal Revenue Code of 1986, as amended, and any successor provision.

1.21. "Company" means the company named in Section 3.

1.22. "Company Minimum Gain" has the meaning set forth in Regulation Section 1.704-2(d)(1).

1.23. "Confidential Information" is defined in Section 21.1.

1.24. "Corporations Code" means the California Corporations Code.

1.25. "Defaulting Member" is defined in Section 11.3.

1.26. "Delegate" is defined in Section 19.2.

1.27. "Electronic Transmission by the Company" and "Electronic Transmission to the Company" have the meanings set out in Corporations Code Section 17701.02(i).

1.28. "Encumber" means the act of creating or purporting to create an Encumbrance, whether or not perfected under applicable law.

1.29. "Encumbrance" means, with respect to a Membership Interest or any element thereof, a mortgage, pledge, security interest, lien, proxy coupled with an interest (other than as contemplated in this Agreement), option, or preferential right to purchase.

1.30. "Expenses" are defined in Section 22.5.

1.31. "Expiration Date" is defined in Section 17.4.

1.32.   "Fair Option Price" is defined in Section 17.7.

1.33.   "Gross Asset Value" means, with respect to any item of property of the Company, the item's adjusted basis for federal income tax purposes, except as follows:

> (1) The initial Gross Asset Value of any property contributed by a Member to the Company will be the value of that property, as mutually agreed by the contributing Member and the Company;

> (2) The Gross Asset Value of all items of Company property will be adjusted as of the following times: (a) the acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution, (b) the distribution of money or other property (other than a de minimis amount) by the Company, and (c) the liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g); provided, however, that adjustments under clauses (a) and (b) above will be made only if the Manager has determined that the Company will revalue its assets in accordance with Regulation Section 1.704-1(b)(2)(iv)(f);

> (3) The Gross Asset Value of any Company asset distributed to any Member will be the value of such asset on the date of distribution, determined in accordance with Section 12.4, or if such distribution is not pursuant to that Section, then in accordance with Regulation Section 1.737-1(b)(2);

> (4) The Gross Asset Value of Company assets will be increased (or decreased) to reflect any adjustments to the adjusted tax basis of such assets under Internal Revenue Code Sections 732, 734, or 743, subject to the limitations imposed by Internal Revenue Code Section 755 and only to the extent that such adjustments are taken into account in determining Capital Accounts under Regulation Section 1.704-1(b)(2)(iv)(m); and

> (5) If the Gross Asset Value of an asset has been determined or adjusted under subparagraphs (1), (2), or (4) of this Section, such Gross Asset Value will thereafter be adjusted by the Book Depreciation, if any, taken into account with respect to such asset for purposes of computing Profits and Losses.

1.34.   "Initial Members" means the Members identified in the preamble to this Agreement. A reference to an Initial Member means any of the Initial Members.

1.35.   "Involuntary Transfer" means, with respect to a Membership Interest or any element thereof, any transfer or purported transfer by operation of law, under court order, charging order, foreclosure of a security interest, execution of a judgment or other legal process, or to or from a trustee in bankruptcy, a receiver, or an assignee for the benefit of creditors.

1.36.   "Losses" are defined in Section 12.1.

1.37.   "Majority of Members" means a Member or Members whose Percentage Interests represent more than 50 percent of the Percentage Interests of all the Members.

1.38. "Manager" or "Managers" means the Person(s) identified as such in the preamble to this Agreement or the Person(s) who from time to time succeed any Person as a Manager and who, in either case, are serving at the relevant time as a Manager.

1.39. "Member" means an Initial Member or a Person who otherwise acquires a Membership Interest, as permitted under this Agreement, and who remains a Member.

1.40. "Member Nonrecourse Debt" is defined in Regulation Section 1.704-2(b)(4).

1.41. "Member Nonrecourse Debt Minimum Gain" is an amount attributable to a Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if such Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined as set forth in Regulation Section 1.704-2(i)(2)-(3).

1.42. "Member Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(i)(2). For any fiscal year of the Company, the amount of Member Nonrecourse Deductions with respect to a Member Nonrecourse Debt equals the net increase during that fiscal year in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt during that fiscal year, reduced (but not below zero) by the amount of any distributions during such year to the Member bearing the economic risk of loss for such Member Nonrecourse Debt if such distributions are both from the proceeds of such Member Nonrecourse Debt and are allocable to an increase in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, all as determined according to the provisions of Regulation Section 1.704-2(i)(2). In determining Member Nonrecourse Deductions, the ordering rules of Regulation Section 1.704-2(j) will be followed.

1.43. "Membership Date" means the date on which a Member was admitted as a Member.

1.44. "Membership Interest" means a Member's rights in the Company, collectively, including the Member's Transferable Interest, any right to Vote or participate in management, and any right to information concerning the business and affairs of the Company.

1.45. "Nondefaulting Member" is defined in Section 11.3.

1.46. "Nonrecourse Deductions" has the meaning set forth in Regulation Section 1.704-2(c). The amount of Nonrecourse Deductions for a Company fiscal year equals the net increase in the amount of Company Minimum Gain during that fiscal year, reduced (but not below zero) by the aggregate amount of any distributions during that fiscal year of proceeds of a Nonrecourse Liability that are allocable to an increase in Company Minimum Gain.

1.47. "Nonrecourse Liability" is defined in Regulation Section 1.752-1(a)(2).

1.48. "Notice" means a written notice required or permitted under this Agreement. A notice will be deemed given or sent when electronically transmitted via the Platform, or deposited, as certified mail or for overnight delivery, postage and fees prepaid, in the United States mails; when delivered to FedEx, United Parcel Service, or DHL, for overnight delivery, charges prepaid or charged to the sender's account; when personally delivered to the recipient; when transmitted by Electronic Transmission by or to the Company, and such transmission is electronically confirmed as having been successfully transmitted; or when delivered to the home or office of a recipient in the care of a person whom the sender has reason to believe will promptly communicate the notice to the recipient.

1.49.   "Option Date" is defined in Section 17.5.

1.50.   "Percentage Interest" means the percentage equal to the number of Units owned by a Member divided by the number of Units held by all Members (or, with respect to any Vote, the number of Units that are entitled to Vote that are owned by a Member divided by the number of Units that are entitled to Vote that are held by all Members).

1.51.   "Person" means an individual, partnership, limited partnership, trust, estate, association, corporation, limited liability company, or other entity, whether domestic or foreign.

1.52.   "Platform" means, at any given time, the online platform by which the Company interacts with all Members. As of the effective date hereof, the Platform is KoreConX (www.koreconx.com).

1.53.   "Proceeding" is defined in Section 22.4.

1.54.   "Profits" are defined in Section 12.1.

1.55.   "Proxy" means a written authorization signed or an electronic transmission authorized by a Member or the Member's attorney-in-fact giving another person the power to exercise the voting rights of that Member. "Signed," for the purpose of the preceding sentence, means the placing of the Member's name on the proxy (whether by manual signature, typewriting, telegraphic or electronic transmission, or otherwise) by the Member or Member's attorney-in-fact.

1.56.   "Regulation" means the income tax regulations promulgated by the United States Department of the Treasury and published in the Federal Register for the purpose of interpreting and applying the provisions of the Code, as such regulations may be amended from time to time, including corresponding provisions of applicable successor regulations.

1.57.   "Reserves" means the aggregate of reserve accounts that the Manager, in the Manager's sole discretion, deems reasonably necessary to meet accrued or contingent liabilities of the Company, reasonably anticipated operating expenses, and working capital requirements.

1.58.   "Selling Member" is defined in Section 17.3.

1.59.   "Substituted Member" is defined in Section 17.8.

1.60.   "Successor in Interest" means an Assignee, a successor of a Person by merger or otherwise by operation of law, or a transferee of all or substantially all of the business or assets of a Person.

1.61.   "Tax Item" means each item of income, gain, loss, deduction, or credit of the Company.

1.62.   "Tax Matters Member" means such Person as may be designated in Section 15.6.

1.63.   "Three-fourths Majority of Members" means a Member or Members whose Percentage Interests represent more than 75 percent of the Percentage Interests of all the Members.

1.64.   "Transfer" means, with respect to a Membership Interest or any element thereof, any sale, assignment, gift, Involuntary Transfer, or other disposition thereof.

1.65. "Transferable Interest" means a Person's (i) right to share in the income, gains, losses, deductions, credit, or similar items of, and to receive distributions from, the Company and (ii) information rights set forth in Corporations Code Section 17704.10, but does not include any other rights of a Member, including the right to vote or to participate in management.

1.66. "Triggering Event" is defined in Section 17.3.

1.67. "Two-thirds Majority of Members" means a Member or Members whose Percentage Interests represent more than 66 percent of the Percentage Interests of all the Members.

1.68. "Unit" has the meaning set forth in Section 16.1.

1.69. "Vote" means a written consent or approval, a ballot cast at a meeting, or a voice vote.

1.70. "Voting Interest" means, with respect to a Member, the right to Vote or participate in management and any right to information concerning the business and affairs of the Company provided under the Act, except as limited by the provisions of this Agreement. A Member's Voting Interest will be directly proportional to that Member's Percentage Interest.

1.71. "Writing" includes any form of recorded message capable of comprehension by ordinary visual means, and when used to describe communications between the Company and its Members, "writing" will include Electronic Transmissions by the Company and Electronic Transmissions to the Company.

1.72. "Written" or "in writing" includes facsimile, telephone, and other electronic communication authorized by the Corporations Code.

2.   Filing and Amendment Articles of Organization. The Articles of Organization and an Amendment thereto, each in the form attached to this Agreement as Exhibit A, have been filed with the California Secretary of State.

3.   Name of Company. The name of the Company is FULL CIRCLE BREWING Co. Ltd. LLC.

4.   Address of Company. The principal executive office of the Company will be at 620 F Street, Fresno, California 93706, or such other place or places as may be determined by the Manager from time to time.

5.   Agent for Service of Process. The agent for service of process on the Company Lawvex, Inc., whose address is 2565 Alluvial Ave #102, Clovis, California 93611. The Manager may from time to time change the Company's agent for service of process.

6.   Business Purposes. The Company's purpose is to engage in the business of producing and marketing beer and the wholesale and retail selling of such beer.

7.   Limited Liability Company. The Members intend the Company to be a limited liability company under the Act and to be classified as a partnership for federal and, to the maximum extent possible, state income taxes. Neither the Manager nor any Member will take any action inconsistent with the express intent of the parties to this Agreement.

8. Term of Company's Existence. The term of existence of the Company will commence on the effective date of filing of Articles of Organization with the California Secretary of State and will continue until terminated by the provisions of the Articles of Organization, this Agreement, or as provided by law.

9. Initial Members. The names and addresses of the Initial Members are as set forth on the signature page of this Agreement. Each Initial Member who has a spouse or registered domestic partner living in a community property state will have such spouse or registered domestic partner complete and execute a Spousal Consent in the form attached hereto.

10. Manager. The Company will be managed by a Manager or Managers.

11. Capital and Capital Contributions.

11.1.   Initial Capital Contributions. Each Initial Member has contributed to the capital of the Company the Member's Capital Contribution specified in Exhibit B.

11.2.   Additional Contributions. A Two-thirds Majority of Members may determine, from time to time, that Capital Contributions in addition to the Members' initial Capital Contributions are needed to enable the Company to conduct its business and when such additional Capital Contributions must be made. On the Members' making such determinations, the Manager will give Notice thereof to all Members. The Notice will set forth the amount of additional Capital Contribution needed, the purpose for which it is needed, and the date by which the Members will contribute. Each Member will be required to make an additional Capital Contribution in an amount that bears the same proportion to the total additional Capital Contribution that such Member's Capital Account balance bears to the total Capital Account balances of all Members. No Member may voluntarily make any additional Capital Contribution.

11.3.   Dilution to Make Up Shortfall. If a Member fails to make an additional Capital Contribution required under Section 11.2 within 30 days after it is required to be made (a Defaulting Member), the Manager will within five days after said failure notify each other Member (a Nondefaulting Member) in writing of the total amount of Defaulting Member Capital Contributions not made (the Additional Capital Shortfall) and will specify a number of days within which each Nondefaulting Member may make an additional Capital Contribution, which will not be less than an amount bearing the same ratio to the amount of Additional Capital Shortfall as the Nondefaulting Member's Capital Account balance bears to the total Capital Accounts of all Nondefaulting Members. If the total amount of Additional Capital Shortfall is not so contributed, the Manager may use any reasonable method to provide Members the opportunity to make additional Capital Contributions, until the Additional Capital Shortfall is as fully contributed as possible. Following the Nondefaulting Members' making of such additional Capital Contributions, each Nondefaulting Member's number of Units will be increased, and each Defaulting Member's number of Units will be decreased, to the extent that the Manager determines is required to reflect the additional Capital Contributions that actually were made.

11.4.   Capital Accounts. An individual Capital Account for each Member will be maintained in accordance with Regulation Section 1.704-1(b)(2)(iv) and adjusted in accordance with the following provisions:

(1) A Member's Capital Account will be increased by that Member's Capital Contributions, that Member's share of Profits, and any items in the nature of income or gain that are specially allocated to that Member under Section 12.3.

(2) A Member's Capital Account will be increased by the amount of any Company liabilities assumed by that Member subject to and in accordance with Regulation Section 1.704-1(b)(2)(iv)(c).

(3) A Member's Capital Account will be decreased by (a) the amount of cash distributed to that Member, (b) the Gross Asset Value of any property of the Company so distributed, net of liabilities secured by such distributed property that the distributee Member is considered to assume or to be subject to under Internal Revenue Code Section 752, and (c) the amount of any items in the nature of expenses or losses that are specially allocated to that Member under Section 12.3.

(4) A Member's Capital Account will be reduced by the Member's share of any expenditures of the Company described in Internal Revenue Code Section 705(a)(2)(B) or which are treated as Internal Revenue Code Section 705(a)(2)(B) expenditures under Regulation Section 1.704-1(b)(2)(iv)(i) (including syndication expenses and losses nondeductible under Internal Revenue Code Sections 267(a)(1) or 707(b)).

(5) If any Transferable Interest (or portion thereof) is transferred, the transferee of such Transferable Interest or portion will succeed to the transferor's Capital Account attributable to such interest or portion.

(6) The principal amount of a promissory note that is not readily traded on an established securities market and that is contributed to the Company by the maker of the note will not be included in the Capital Account of any Person until the Company makes a taxable disposition of the note or until (and to the extent) principal payments are made on the note, all in accordance with Regulation Section 1.704-1(b)(2)(iv)(d)(2).

(7) Each Member's Capital Account will be increased or decreased as necessary to reflect a revaluation of the Company's property assets in accordance with the requirements of Regulation Section 1.704-1(b)(2)(iv)(f)-(g), including the special rules under Regulation Section 1.701-1(b)(4), as applicable.

11.5.   Withdrawals. A Member will not be entitled to withdraw any part of the Member's Capital Contribution or to receive any distributions, whether of money or property, from the Company except as provided in this Agreement.

11.6.   Interest. No interest will be paid on Capital Contributions or on the balance of a Member's Capital Account.

11.7.   Limited Liability. A Member will not be bound by, or be personally liable for, the expenses, liabilities, or obligations of the Company except as otherwise provided in the Act or in this Agreement.

11.8.   No Priority of Return. No Member will have priority over any other Member with respect to the return of a Capital Contribution or distributions or allocations of income, gain, losses, deductions, credits, or items thereof.

12. <u>Profits and Losses</u>.

12.1. <u>Definition of Profits and Losses</u>. As used in this Agreement, "Profits" and "Losses" mean respectively, for each fiscal year or other period specified in this Agreement, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Internal Revenue Code Section 703(a), including all Tax Items required to be stated separately under Internal Revenue Code Section 703(a)(1), with the following adjustments:

(1) Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits or Losses will be added to such taxable income or loss;

(2) Any expenditures of the Company described in Internal Revenue Code Section 705(a)(2)(B) or treated as Internal Revenue Code Section 705(a)(2)(B) expenditures under Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing Profits or Losses will be subtracted from such taxable income or will increase such loss; and

(3) Notwithstanding the foregoing provisions of this Section, any items of income, gain, loss, or deduction that are specially allocated will not be taken into account in computing Profits or Losses under Section 12.2.

12.2. <u>Allocation of Profits and Losses</u>.

12.2.1. The Profits and Losses of the Company and all items of Company income, gain, loss, deduction, or credit will be allocated, for Company book purposes and for tax purposes, to the Members in proportion to their respective Percentage Interests. No items of taxable loss or deduction will be allocated to a Member if and to the extent that the allocation would result in that Member having an Adjusted Capital Account Deficit.

12.3. <u>Special Allocations</u>.

12.3.1. The following special allocations will be made in the following order:

(1) Company Minimum Gain Chargeback. If there is a net decrease in Company Minimum Gain during a fiscal year, each Member will be allocated, before any other allocation under this Section, items of Company income and gain for the fiscal year equal to the Member's share of the net decrease in Company Minimum Gain as determined in accordance with Regulation Section 1.704-2(g)(2).

(2) Member Nonrecourse Debt Minimum Gain Chargeback. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during a fiscal year, any Member with a share of the Member Nonrecourse Debt Minimum Gain attributable to Member Nonrecourse Debt as of the beginning of such fiscal year will be allocated items of Company income and gain for the year (and, if necessary, subsequent years) equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. A Member's share of net decrease in Member Nonrecourse Debt Minimum Gain will be determined under Regulation Section 1.704-2(g)(2). A Member will not be subject to the foregoing chargeback to the extent permitted under Regulation Section 1.704-2(i)(4).

(3) Qualified Income Offset. If any Member unexpectedly receives an adjustment, allocation, or distribution described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), or

(6), the Member will be allocated items of Company income and gain (consisting of a prorata portion of each item of Company income, including gross income and gain for such fiscal year) in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit of the Member as quickly as possible; provided that an allocation pursuant to this paragraph will be made only if and to the extent that the Member would have an Adjusted Capital Account Deficit after all other allocations provided for in this Section have been tentatively made as if this paragraph were not in the Agreement.

(4) Gross Income Allocation. If any Member has a deficit Capital Account at the end of any Company fiscal year which is in excess of the sum of (i) the amount the Member is obligated to restore pursuant to any provision of this Agreement, and (ii) the amount the Member is deemed to be obligated to restore pursuant to Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), each such Member will be specially allocated items of Company income in the amount of the excess as quickly as possible; provided that an allocation pursuant to this paragraph will be made only if and to the extent that the Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Section have been made as if the preceding paragraph and this paragraph were not in the Agreement.

(5) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any Company fiscal year will be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which the Member Nonrecourse Deductions are attributable in accordance with Regulation Section 1.704-2(i)(1).

(6) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal years will be specially allocated in proportion to their respective allocations of Profits for that fiscal year.

(7) Section 754 Adjustments. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Internal Revenue Code Sections 743(b), Internal Revenue Code Section 734(b) is required, under Regulation Section 1.704-1(b)(2)(iv)(m)(2) or Regulation Section 1.704-1(b)(2)(iv)(m)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of his or her interest in the Company, the amount of the adjustment to Capital Accounts will be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis), and the gain or loss will be specially allocated to the Members in accordance with their interests in the Company in the event that Regulation Section 1.704-1(b)(2)(iv)(m)(2) applies, or to the Member to whom the distribution was made in the event that Regulation Section 1.704-1(b)(2)(iv)(m)(4) applies.

12.3.2. Member Nonrecourse Deductions for any fiscal year of the Company will be allocated to the Members in the same proportion as Profits and Losses are allocated under Section 12.2 provided that any Member Nonrecourse Deductions for any fiscal year or other period will be allocated to the Member who bears (or is deemed to bear) the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Regulation Section 1.704-2(i)(2).

12.3.3. In any fiscal year of the Company, Profits in excess of Losses of the Company resulting from a Capital Event in that Fiscal Year will be allocated to the Members in the following order:

(1) To Members whose Adjusted Capital Contributions are in excess of their Capital Accounts, in proportion to those excesses, until all of those excesses have been

eliminated.

(2) Among the Members in the same proportion as Profits and Losses are allocated under Section 12.2.

12.3.4. In any fiscal year of the Company, Losses in excess of Profits of the Company, resulting from a Capital Event in that fiscal year, will be allocated to the Members with positive Capital Accounts, in proportion to their positive Capital Account balances, until no Member has a positive Capital Account. For this purpose, Capital Accounts will be reduced by the adjustments set forth in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5), and (6).

12.3.5. Any unrealized appreciation or unrealized depreciation in the values of Company property distributed in kind to Members will be deemed to be Profits or Losses realized by the Company immediately prior to the distribution of the property and such Profits or Losses will be allocated to the Capital Accounts in the same proportions as Profits and Losses are allocated under Section 12.2. Any property so distributed will be treated as a distribution to the Members to the extent of the Gross Asset Value of the property, less the amount of any liability secured by and related to the property. Nothing contained in this Agreement is intended to treat or cause such distributions to be treated as sales for value. For the purposes of this Section, "unrealized appreciation" or "unrealized depreciation" will mean the difference between the Gross Asset Value of such property and the Company's federal adjusted tax basis for such property.

12.3.6. Any item of income, gain, loss, or deduction with respect to any property (other than cash) that has been contributed by a Member to the capital of the Company, or that has been revalued under the provisions of Section 11.4, and that is required or permitted to be allocated to such Member for income tax purposes under Internal Revenue Code Section 704(c) in order to take into account the variation between the tax basis of such property and its Gross Asset Value at the time of its contribution, will be allocated solely for income tax purposes in the manner required or permitted under Internal Revenue Code Section 704(c) using the "traditional" method described in Regulation Section 1.704-3(b), except that any other method allowable under applicable Regulations may be used for any contribution of property with respect to which there is agreement among the contributing Member and the Manager (and, if the Manager and the contributing Member are Affiliates, a Majority of Members who are not Affiliates of the Manager).

12.3.7. In the case of a Transfer of a Transferable Interest during any fiscal year of the Company, the Assigning Member and Assignee will each be allocated Profits or Losses based on the number of days each held the Transferable Interest during that fiscal year. If the Assigning Member and Assignee agree to a different proration and advise the Manager of the agreed proration before the date of the Transfer, Profits or Losses from a Capital Event during that fiscal year will be allocated to the holder of the Interest on the day such Capital Event occurred. If an Assignee makes a subsequent Assignment, said Assignee will be considered an "Assigning Member" with respect to the subsequent Assignee for purposes of the aforesaid allocations.

12.4.   Revaluation of Company Assets.

12.4.1. The Gross Asset Value of all Company property will be adjusted as of the following times:

(1) The acquisition of an interest or additional interest in the Company by any new or existing Member in exchange for more than a de minimis Capital Contribution;

(2) The distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for a Transferable Interest in the Company; and

(3) The liquidation of the Company within the meaning of Regulation Section 1.704-1(b)(2)(ii)(g).

Adjustments under subparagraphs (1) and (2) will be made only in the event of a revaluation of Company property under Section 11.4 in accordance with Regulation Section 1.704-1(b)(2)(iv)(f).

12.4.2. The Gross Asset Value of Company property will be increased or decreased to reflect adjustments to the adjusted tax basis of such property under Internal Revenue Code Section 732, 733, or 743, subject to the limitations imposed by Internal Revenue Code Section 755 and Regulation Section 1.704-1(b)(2)(iv)(m).

12.4.3. If the Gross Asset Value of an item of property has been determined or adjusted under Section 12.4.1 or 12.4.2, such Gross Asset Value will be adjusted by the Book Depreciation, if any, taken into account with respect to such property for purposes of computing Profits and Losses.

12.5. <u>Compliance with Laws and Regulations</u>. It is the intent of the Members that each Member's allocated share of Company Tax Items be determined in accordance with this Agreement to the fullest extent permitted by Internal Revenue Code Sections 704(b)-(c). Notwithstanding anything to the contrary contained in this Agreement, if the Company is advised that, as a result of the adoption of new or amended regulations under Internal Revenue Code Sections 704(b)-(c), or the issuance of authorized interpretations, the allocations provided in this Agreement are unlikely to be respected for federal income tax purposes, the Manager is hereby granted the power to amend the allocation provisions of this Agreement, on advice of accountants and legal counsel, to the minimum extent necessary to cause such allocation provisions to be respected for federal income tax purposes.

13. <u>Distributions</u>.

13.1. <u>Available Cash from Business Operations</u>. All Available Cash, other than revenues or proceeds from a Capital Event or the dissolution of the Company, will be distributed among the Members in the same manner as Profits. The parties intend that Available Cash will be distributed as soon as practicable following the Manager's determination that such cash is available for distribution. The parties acknowledge that no assurances can be given with respect to when or whether said cash will be available for distributions to the Members.

13.2. <u>Available Cash from Capital Events</u>. All Available Cash resulting from a Capital Event (as distinguished from normal business operations or the dissolution of the Company) will be distributed to the Members in accordance with their respective Percentage Interests as soon as practicable following the Manager's determination that such cash is available for distribution.

13.3. <u>Noncash Proceeds</u>. If the proceeds from a sale or other disposition of an item of Company property consist of property other than cash, the value of that property will be as determined by the Manager. If such noncash proceeds are subsequently reduced to cash, such cash will be taken into account by the Manager in determining Available Cash and the Manager will determine whether such cash has resulted from operations or from a Capital Event.

13.4. <u>Compliance with Applicable Law</u>. In no event will the Manager make any distribution in violation of Corporations Code Section 17704.05.

13.5. <u>Liquidating Proceeds</u>. Notwithstanding any other provisions of this Agreement to the contrary, when there is a distribution in liquidation of the Company or when any Member's interest is liquidated, all items of income and loss first will be allocated to the Members' Capital Accounts under Sections 12.1 through 12.3 and other credits and deductions to the Members' Capital Accounts will be made before the final distribution is made. The final distribution to the Members will be made as provided in Section 19.2. The provisions of this Section and Section 19.2 will be construed in accordance with Regulation Section 1.704-1(b)(2)(ii)(b)(2).

14. <u>Management of Company</u>.

14.1. <u>Managers</u>. The business of the Company will be managed initially by one Manager. The number of Managers may be changed only on the Vote of a Three-fourths Majority of Members and the execution and filing of a Certificate of Amendment of the Articles of Organization of the Company in conformity with Corporations Code Section 17702.02, if necessary. The number of Managers may not be less than one. Each Manager will have an obligation to carry out the Manager's duties with loyalty, care, good faith and fair dealing to both the Company and the Members.

14.2. <u>Removal of a Manager</u>. A Manager may be removed only on the Vote of a Three-fourths Majority of Members and the execution and filing of a Certificate of Amendment of the Articles of Organization of the Company in conformity with Corporations Code Section 17702.02, if necessary.

14.3. <u>Vacancies</u>. Any Manager vacancy may be filled only on the Vote of a Three-fourths Majority of Members.

14.4. <u>Duties of Managers</u>. The Managers will have the powers and duties described in Corporations Code Section 17701.05 and such other powers and duties as may be prescribed in this Agreement or by the Members. Notwithstanding the foregoing, the Managers will not take any of the actions set forth in Section 16.1.3 without the prior written consent, in advance, of a Member or Members having the Percentage Interests specified therein. Furthermore, the Manager will not take any of the following actions on behalf of the Company without the prior written consent, in advance, of a Three-fourths Majority of Members:

(1) Any act that would make it impossible to carry on the ordinary business of the Company;

(2) Any confession of a judgment against the Company;

(3) The incurring of any debt outside the ordinary course of business, for example, encumbering Company real property with secured debt would be outside the ordinary course of business but leasing or financing machinery and equipment would not;

(4) A change in the nature of the principal business of the Company;

(5) The filing of a petition in bankruptcy or the entering into of an arrangement among creditors; or

(6) The entering into, on behalf of the Company, of any transaction constituting a "reorganization" within the meaning of Corporations Code Section 17711.01.

Any fiduciary obligations of the Managers notwithstanding, a Manager may provide consulting services to one or more breweries and may receive equity interests in such breweries as compensation for such services.

14.5. Procedure for Action by Managers.

14.5.1. Actions of the Managers will be taken at meetings or as otherwise provided in this Section by a majority of the Managers. No regular meetings of the Managers need be held. Any Manager may call a meeting of the Managers by giving Notice of the time and place of the meeting at least 48 hours prior to the time of the holding of the meeting. The

Notice need not specify the purpose of the meeting, nor the location if the meeting is to be held at the principal executive office of the Company.

14.5.2. A majority of Managers will constitute a quorum for the transaction of business at any meeting of the Managers.

14.5.3. The transactions of the Managers at any meeting, however called or noticed, or wherever held, will be as valid as though transacted at a meeting duly held after call and notice if a quorum is present and if, either before or after the meeting, each Manager not present signs a written waiver of notice, a consent to the holding of such meeting, or an approval of the minutes of such meeting.

14.5.4. Any action required or permitted to be taken by the Managers under this Agreement may be taken without a meeting if a majority of the Managers individually or collectively consent in writing to such action.

14.5.5. Managers may participate in the meeting through the use of a conference telephone or similar communications equipment, provided that all Managers participating in the meeting can hear one another.

14.5.6. The Managers will keep or cause to be kept with the books and records of the Company full and accurate minutes of all meetings, notices and waivers of notices of meetings, and all written consents to actions of the Managers.

14.6. Compensation. The Managers will not be entitled to compensation for their services as Managers. The Managers will be entitled to reimbursement for all expenses reasonably incurred in the performance of their duties as Managers.

14.7. Officers of Company. The Company may have such officers, who may or may not be compensated for their services as officers, as determined by a Majority of Members from time to time.

14.8. Title to Assets. The Manager will cause all assets of the Company, whether real or personal, to be held in the name of the Company.

14.9. Banking. All funds of the Company will be deposited in one or more accounts with one or more recognized financial institutions in the name of the Company, at such locations as will be determined by the Manager. Withdrawal from such accounts will require only the signature of the Manager.

14.10. Contracts. All contracts entered into by the Company will be signed by a Manager.

15. Financial Records and Tax Matters.

15.1. Accounts. Complete books of account of the Company's business, in which each Company transaction will be fully and accurately entered, will be kept at the Company's principal executive office and at such other locations as the Manager will determine from time to time and will be open to inspection and copying on reasonable Notice by any Member or the Member's authorized representatives during normal business hours. The costs of such inspection and copying will be borne by the Member.

15.2. Accounting. Financial books and records of the Company will be kept on the cash method of accounting, which will be the method of accounting followed by the Company for federal income tax purposes. The financial statements of the Company will be appropriate and adequate for the Company's business and for carrying out the provisions of this Agreement. The fiscal year of the Company will be January 1 through December 31.

15.3. Records. At all times during the term of existence of the Company, and beyond that term if the Manager deems it necessary, the Manager will keep or cause to be kept the books of account referred to in Section 15.2, together with:

(1) A current list of the full name and last-known business or residence address of each Member, together with the Capital Contribution and the share in Profits and Losses of each Member;

(2) A current list of the full name and business or residence address of each Manager;

(3) A copy of the Articles of Organization, as they may be amended;

(4) Copies of the Company's federal, state, and local income tax or information returns and reports, if any, for the six most recent taxable years;

(5) An original executed copy or counterparts of this Agreement, as they may be amended;

(6) Any powers of attorney under which the Articles of Organization or any amendments to said Articles were executed;

(7) Financial statements of the Company for the six most recent fiscal years; and

(8) The books and Records of the Company as they relate to the Company's internal affairs for the current and past four fiscal years.

Except as otherwise required by law, the Manager shall maintain, and the Members shall have access to such books and Records of the Company on the Platform. If the Manager deems that any of the foregoing items will be kept beyond the term of existence of the Company, the repository of said items will be as designated by the Manager.

15.4. Financial Statements. At the end of each fiscal year the books of the Company will be closed and examined and statements reflecting the financial condition of the Company and its Profits or Losses will be prepared. Within 120 days after the end of the fiscal year, the Manager will cause to be sent to each Member, by Electronic Transmission, the Platform, or otherwise, an annual report that will include:

(1) The aforementioned financial statements, which will include a balance sheet, an income statement, and a statement of changes in the financial position of the Company as of the close of the fiscal year; and

(2) A statement showing the Capital Account of each Member as of the close of the fiscal

year and the distributions, if any, made to each Member during the fiscal year.

15.5.   Income Tax Returns. Within 90 days after the end of each taxable year of the Company, the Manager will send to each of the Members all information necessary for the Members to complete their federal and state income tax or information returns with respect to the Company and a copy of the Company's federal, state, and local income tax or information returns for such year.

15.6.   Tax Matters Member (Partner). Arthur L. Moye', III will act as the initial Tax Matters Member (Partner) of the Company under Internal Revenue Code Section 6231(a)(7). The Tax Matters Member (Partner) is hereby authorized to do the following:

(1) Keep the Members informed of administrative and judicial proceedings for the adjustment of Company items (as defined in Internal Revenue Code Section 6231(a)(3)) at the Company level, as required under Internal Revenue Code Section 6223(g) and the implementing Regulations;

(2) Enter into settlement agreements under Internal Revenue Code Section 6224(c)(3) and applicable Regulations with the Internal Revenue Service or the Secretary of the Treasury (the Secretary) with respect to any tax audit or judicial review, in which agreement the Tax Matters Member may expressly state that such agreement will bind the other Members, except that such settlement agreement will not bind any Member who (within the time prescribed under the Code and Regulations) files a statement with the Secretary providing that the Tax Matters Member will not have the authority to enter into a settlement agreement on behalf of such Member;

(3) On receipt of a notice of a final Company administrative adjustment, to file a petition for readjustment of the Company items with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under Internal Revenue Code Section 6226(a) and applicable Regulations;

(4) File requests for administrative adjustment of Company items on Company tax returns under Internal Revenue Code Section 6227(b) and applicable Regulations; and, to the extent such requests are not allowed in full, file a petition for adjustment with the Tax Court, the District Court of the United States for the district in which the Company's principal place of business is located, or the United States Court of Federal Claims, all as contemplated under Internal Revenue Code Section 6228(a); and

(5) Take any other action on behalf of the Members or the Company in connection with any administrative or judicial tax proceeding to the extent permitted by law or regulations, including retaining tax advisers (at the expense of the Company) to whom the Tax Matters Member may delegate such rights and duties as deemed necessary and appropriate.

16. Membership.

16.1.   Units. The Membership Interests of the Company will be divided into Units.

16.1.1. <u>Classes of Units and Issuance to Members</u>. As explained more fully below, Memberships and their Units are divided into Classes, each Class being designated by a letter ("Class A," "Class B," etc.) and having the characteristics set forth in Exhibit C or elsewhere herein. Class A Units will be issued to, and only to, the Initial Members. Units of all other Classes may be issued to any Members.

16.1.2. <u>Transferable Interests</u>. Each Unit represents the same proportionate interest in the total Transferable Interests of the Company, subject, however, to the provisions of Sections 11, 12 and 13.

16.1.3. <u>Voting Interest</u>. The Voting Interest is allocated solely among the Class A Units.

Without limiting the foregoing, each of the following acts will require the Vote of a Three-fourths Majority of Members:

(1) Any amendment of the Articles of Organization or this Agreement or the termination hereof;

(2) Compromise of the obligation of a Member to make a Capital Contribution as specified in Section 11;

(3) Voluntary dissolution of the Company; or

(4) Selection of a new Manager.

Furthermore, each of the following acts will require the Vote of a Two-thirds Majority of Members:

(1) Any additional Capital Contribution; or

(2) Authorization of a sale, exchange, transfer or other disposition of all, or substantially all, of the Company's assets.

16.2. <u>Admission of Additional Members; Issuance of Additional Units</u>.

16.2.1. <u>Admission of Additional Members</u>. The Company may admit additional Members from time to time with the consent of a Three-fourths Majority of Members. Each additional Member will receive the number of Units, and Units of such Class, in consideration of a Capital Contribution as such Three-fourths Majority of Members determines to be appropriate in accordance with the provisions of this Agreement. The additional Membership will take effect only after (a) the Member has agreed in writing, in a form satisfactory to the Managers, to be bound by the terms of this Agreement and (b) as applicable, the Member's spouse or registered domestic partner has completed and has signed the Spousal Consent attached hereto. No additional Member may be admitted if the effect of such admission would be to terminate the Company within the meaning of Code Section 708(b). No additional Member may be admitted except as expressly set forth in this Section 16.2.1. The preceding provisions of this Section notwithstanding, (i) Assignees may be admitted as Substituted Members only in accordance with Section

17.8, and (ii) Class B Membership Interests may be transferred as set forth in Section 18.1.

16.2.2. <u>Issuance of Additional Units</u>. The Company may issue additional Units to existing Members as a Three-fourths Majority of Members determines to be appropriate in accordance with the provisions of this Agreement. No Units may be issued to existing Members except as expressly set forth in this Section 16.2.2.

16.3. <u>Record Dates</u>. The record date for determining the Members entitled to receive Notice of any meeting, to Vote, to receive any distribution, or to exercise any right in respect of any other lawful action, will be the date set by the Manager or by a Majority of Members; provided that such record date will not be more than 60, or fewer than ten, calendar days prior to the date of the meeting. In the absence of any action setting a record date, the record date will be determined in accordance with Corporations Code Section 17704.07(p).

16.4. <u>No Membership Certificates</u>. The Company will not issue certificates evidencing Membership Interests to Members of the Company. All issuances, reissuances, exchanges, and other transactions in Membership Interests involving Members will be recorded and available via the Platform in a permanent ledger as part of the books and Records of the Company.

16.5. <u>Meetings: Call, Notice and Quorum</u>. Meetings of the Members may be called at any time by the Manager, or by Members representing more than 10 percent of the Units, for the purpose of addressing any matters on which the Members may Vote. If a meeting of the Members is called by the Members, Notice of the call will be delivered to the Manager. Meetings may be held at the principal executive office of the Company or at such other location as may be designated by the Manager. Meetings may also be held by electronic video screen communication or by Electronic Transmission by and to the Company. Following the call of a meeting, the Manager will give Notice of the meeting not less than ten, or more than 60 calendar days prior to the date of the meeting to all Members entitled to Vote at the meeting. The Notice will state the place, date, and hour of the meeting, the means of Electronic Transmission by and to the Company or electronic video screen communication, if any, and the general nature of business to be transacted. No other business may be transacted at the meeting. A quorum at any meeting of Members will consist of a Majority of Members, represented in person or by Proxy. The Members present at a duly called or held meeting at which a quorum is present may continue to transact business until adjournment, notwithstanding the withdrawal of a sufficient number of Members to leave less than a quorum, if the action taken, other than adjournment, is approved by the requisite Percentage of Members as specified in this Agreement or the Act. No regular meeting of Members need be held.

16.6. <u>Adjournment of Meetings</u>. A meeting of Members at which a quorum is present may be adjourned to another time or place and any business which might have been transacted at the original meeting may be transacted at the adjourned meeting. If a quorum is not present at an original meeting, that meeting may be adjourned by the Vote of a Majority of Members represented either in person or by Proxy. Notice of the adjourned meeting need not be given to Members entitled to Notice if the time and place of the adjourned meeting are announced at the meeting at which the adjournment is taken, unless (1) the adjournment is for more than 45 days, or (2) after the adjournment, a new record date is fixed for the adjourned meeting. In the situations described in (1)-(2), Notice of the adjourned meeting will be given to each Member of record entitled to Vote at the adjourned meeting.

16.7.   Waiver of Notice. The transactions of any meeting of Members, however called and noticed, and wherever held, will be as valid as though consummated at a meeting duly held after regular call and Notice, if (1) a quorum is present at that meeting, either in person or by Proxy and (2) either before or after the meeting each of the persons entitled to Vote, not present in person or by Proxy, signs either a written waiver of notice, a consent to the holding of the meeting, or an approval of the minutes of the meeting. Attendance of a Member at a meeting will constitute waiver of notice, unless that Member objects, at the beginning of the meeting, to the transaction of any business on the ground that the meeting was not lawfully called or convened. Attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be described in the notice of the meeting and not so included, if the objection is expressly made at the meeting.

16.8.   Proxies. At all meetings of Members, a Member may Vote in person or by Proxy. Such Proxy will be filed with the Manager before or at the time of the meeting, and may be filed by facsimile transmission to the Manager at the principal executive office of the Company or such other address as may be given by the Manager to the Members for such purposes.

16.9.   Participation in Meetings by Electronic Means.

16.9.1. Members may participate in a meeting through (i) use of conference telephone or electronic video screen equipment, provided that all Members participating in the meeting can hear one another, or (ii) by Electronic Transmission by and to the Company. Such participation will be deemed presence in person or by Proxy at the meeting, whether that meeting is held in whole or in part by means of Electronic Transmission by and to the Company or by electronic video screen communication.

16.9.2. A meeting of the Members may be conducted, in whole or in part, by Electronic Transmission by and to the Company or by electronic video screen communication (i) if the Company implements reasonable measures to provide Members an opportunity to participate in the meeting and to vote on matters submitted to them, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with those proceedings, and (ii) if any Member votes or takes other action at the meeting by means of Electronic Transmission to the Company or electronic video screen communication, a record of the vote or action is maintained by the Company.

16.10.   Action by Members without Meeting. Any action that may be taken at any meeting of the Members may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by Members having not less than the minimum number of Votes that would be necessary to authorize or take that action at a meeting at which all Members entitled to Vote thereon were present and voted. If the Members are requested to consent to a matter without a meeting, each Member will be given notice of the matter to be voted on in the manner described in Section 16.5. Any action taken without a meeting will be effective when the required minimum number of Votes have been received. Prompt Notice of the action taken will be given to all Members who have not consented to the action.

16.11.   No Agency; Indemnification. No Member acting solely in the capacity of a Member is an agent of the Company, nor can any Member acting solely in the capacity of a Member bind the Company or execute any instrument on behalf of the Company. Accordingly, each Member will indemnify, defend, and save harmless each other Member and the Company from and against any and all loss, cost, expense, liability, or damage arising from or out of any claim based on any action by such Member in contravention of the first sentence of this Section.

16.12. <u>Withdrawal of Members</u>. A Class A Member may withdraw from the Company at any time by giving Notice of withdrawal to the Company at least 180 calendar days before the effective date of withdrawal. Withdrawal will not release a Member from any obligations and liabilities under this Agreement accrued or incurred before the effective date of withdrawal. A withdrawing Member will divest the Member's entire Membership Interest before the effective date of withdrawal in accordance with and subject to the provisions of Sections 17.1 through 17.10. To the maximum extent permitted by applicable law, the provisions of Corporations Code Section 17706.02 will not apply to the Company. If the withdrawing Member is a Class B Member, the Company shall redeem such Member's entire Membership Interest and pay such Class B Member an amount equal to the Member's cumulative Capital Contributions. At the Company's option, it may pay such amount in cash or pursuant to an interest onlyfive-year promissory note with a balloon payment of principal at the end of the term that (i) bears interest at the Internal Revenue Service's Applicable Federal Rate at the time of such repurchase and (ii) is subject to prepayment in whole or in part at any time without penalty.

16.13. <u>Membership Prohibited by Law or Regulation</u>. If any Member's membership is prohibited by any applicable law or regulation (including without limitation any of the foregoing pertaining to alcoholic beverage control), such Member shall divest the Member's entire Membership Interest as provided in this Section. If the Member is a Class A Member, such Member shall divest the Member's entire Membership Interest in accordance with and subject to the provisions of Sections 17.1 through 17.10. If the Member is a Class B Member, the Company shall redeem such Member's entire Membership Interest and pay such Class B Member an amount equal to the Member's cumulative Capital Contributions. At the Company's option, it may pay such amount in cash or pursuant to an interest only five-year promissory note with a balloon payment of principal at the end of the term that (i) bears interest at the Internal Revenue Service's Applicable Federal Rate at the time of such repurchase and (ii) is subject to prepayment in whole or in part at any time without penalty.

17. <u>Class A Membership Provisions</u>. The following provisions (i) pertain solely to Class A Members and their Membership Interests and (ii) are in addition to all other provisions set forth herein that pertain to such Members and their Membership Interests.

17.1. <u>Restrictions on Transfer</u>. Except as expressly provided in this Agreement, a Member may not transfer any part of the Member's Membership Interest, whether now owned or later acquired, unless (1) a Two-thirds Majority of Members approves the transferee's admission to the Company as a Member on such Transfer and (2) the Membership Interest to be transferred, when added to the total of all other Membership Interests transferred in the preceding 12 months, will not cause termination of the Company under the Code. No Member may Encumber or permit or suffer any Encumbrance of all or any part of the Member's Membership Interest in the Company unless such Encumbrance has been approved in writing by the Manager. Such approval may be granted or withheld in the Manager's sole discretion. Any Transfer or Encumbrance of a Membership Interest without such approval will be void. Notwithstanding any other provision of this Agreement to the contrary, a Member who is a natural person may transfer all or any portion of his or her Membership Interest to any revocable trust created for the benefit of the Member, the Member's spouse, and or Member's issue during the Member's life, provided the Member retains a beneficial interest in the trust and all of the Voting Interest included in such Membership Interest. Upon such Member's death, if such Member's interest continues to be held in trust solely for the benefit of such Member's spouse or issue, or is distributed to such Member's spouse or issue by distribution from any will or trust, it will not be deemed a Transfer of a Membership Interest. A Transfer of a Member's beneficial interest in such trust, or failure to retain such Voting Interest during the Member's life, will be deemed a Transfer of a Membership Interest. A Transfer of a Member's interest to a third party other than such Member's spouse or issue, will be deemed a Transfer of a Membership Interest.

17.2. Right of First Refusal. If a Member wishes to transfer any or all of the Member's Membership Interest in the Company under a Bona Fide Offer (as defined below), the Member will give Notice to all other Members at least 30 days in advance of the proposed sale or Transfer, indicating the terms of the Bona Fide Offer and the identity of the offeror. First the Company, and then the other Class A Members, will have the option to purchase the Membership Interest proposed to be transferred at the price and on the terms provided in this Agreement. If the price for the Membership Interest is other than cash, the fair value in dollars of the price will be as established in good faith by the Company. For purposes of this Agreement, "Bona Fide Offer" means an offer in writing setting forth all relevant terms and conditions of purchase from an offeror who is ready, willing, and able to consummate the purchase and who is not an Affiliate of the selling Member. For 30 days after the Notice is given, the Company will have the right to purchase the Membership Interest offered, on the terms stated in the Notice, for the lesser of (1) the price stated in the Notice (or the price plus the dollar value of non-cash consideration, as the case may be) and (2) the price determined under the appraisal procedures set forth in Section 17.7.

If the Company does not exercise the right to purchase all of the Membership Interest, then, with respect to the portion of the Membership Interest that the Company does not elect to purchase, that right will be given to the other Class A Members for an additional 30-day period, beginning on the day that the Company's right to purchase expires. Each of the other Class A Members will have the right to purchase, on the same terms, a part of the interest of the offering Member in the proportion that the Member's Percentage Interest bears to the total Percentage Interests of all of the Members who choose to participate in the purchase; provided, however, that the Company and the participating Members may not, in the aggregate, purchase less than the entire interest to be sold by the offering Member.

If the Company and the other Members do not exercise their rights to purchase all of the Membership Interest, the offering Member may, within 90 days from the date the Notice is given and on the terms and conditions stated in the Notice, sell or exchange that Membership Interest to the offeror named in the Notice. Unless the requirements of Section 17.1 are met, the offeror will become an Assignee and will be entitled to receive only the share of Profits or other compensation by way of income and the return of Capital Contribution to which the assigning Member would have been entitled.

17.3. Triggering Events. On the happening of any of the following events ("Triggering Events") with respect to a Member, the Company and the other Class A Members will have the option to purchase the Membership Interest in the Company of such Member ("Selling Member") at the price and on the terms provided in Section 17.7:

(1) The death, bankruptcy, or withdrawal of a Member, or the winding up and dissolution of a corporate Member, or merger or other corporate reorganization of a corporate Member as a result of which the corporate Member does not survive as an entity; provided that the remaining Members have elected to continue the business of the Company.

(2) The failure of a Member to make the Member's Capital Contribution under the provisions of Section 11.

(3) The occurrence of any other event that is, or that would cause, a Transfer in contravention of this Agreement.

Each Member agrees to promptly give Notice of a Triggering Event to all other Members.

17.4. <u>Marital Dissolution or Death of Spouse</u>. Notwithstanding any other provisions of this Agreement:

(1) If, in connection with the divorce or dissolution of the marriage of a Member, any court issues a decree or order that transfers, confirms, or awards a Membership Interest, or any portion thereof, to that Member's spouse (an "Award"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Member will have the right to purchase from his or her former spouse the Membership Interest, or portion thereof, that was so transferred, and such former spouse will sell the Membership Interest or portion thereof to that Member at the price set forth below in Section 17.7. If the Member has failed to consummate the purchase within 180 days after the court award (the "Expiration Date"), the Company and the other Class A Members will have the option to purchase from the former spouse the Membership Interest or portion thereof under Section 17.5; provided that the option period will commence on the later of (a) the day following the Expiration Date or (b) the date of actual notice of the Award.

(2) If, by reason of the death of a spouse of a Member, any portion of a Membership Interest is transferred to a Transferee other than (a) that Member or (b) a trust created for the benefit of that Member (or for the benefit of that Member and any combination between or among the Member and the Member's issue) in which the Member is the sole Trustee and the Member, as Trustee or individually, possesses all of the Voting Interest included in that Membership Interest, then the Member will have the right to purchase the Membership Interest or portion thereof from the estate or other successor of his or her deceased spouse or Transferee of such deceased spouse, and the estate, successor, or Transferee will sell the Membership Interest or portion thereof at the price set forth in Section 17.5. If the Member has failed to consummate the purchase within 180 days after the date of death (the "Expiration Date"), the Company and the other Class A Members will have the option to purchase from the estate or other successor of the deceased spouse the Membership Interest or portion thereof under Section 17.5; provided that the option period will commence on the later of (a) the day following the Expiration Date or (b) the date of actual notice of the death.

17.5. <u>Purchase Option Following Triggering Event</u>. On the later of the date of the Notice or the receipt of Notice by the Manager and the other Members as contemplated by Sections 16.12, <u>17.3 or 17.4</u>, and on receipt of actual notice of any Triggering Event as determined in good faith by the Manager (the date of such receipt is hereinafter referred to as the "Option Date"), the Manager will promptly cause a Notice of this occurrence of the Triggering Event to be sent to all Class A Members and the Company will have the option, for a period ending 30 calendar days following the determination of the purchase price as provided in Section 17.7, to purchase the Membership Interest in the Company to which the option relates, at the price and on the terms set forth in Section 17.7, and the other Class A Members, pro rata in accordance with their prior Membership Interests in the Company, will then have the option, for a period of 30 days thereafter, to purchase the Membership Interest in the Company not purchased by the Company, on the same terms and conditions as apply to the Company. If all other Class A Members do not elect to purchase the entire remaining Membership Interest in the Company, then the Class A Members electing to purchase will have the right, pro rata in accordance with their prior Membership Interest in the Company, to purchase the additional Membership Interest in the Company available for purchase. The transferee of the Membership Interest in the Company that is not purchased will hold such Membership Interest in the Company subject to all of the provisions of this Agreement.

17.6. <u>Nonparticipation of Interested Member</u>. Neither the Member whose interest is subject to purchase under any provision of Section 16 or 17. nor such Member's Affiliate will participate in any Vote or discussion of any matter pertaining to the disposition of the Member's Membership Interest in the Company under this Agreement.

17.7. Option Purchase Price. The purchase price of the Membership Interest that is the subject of an option under Section 17.5 will be the Fair Option Price of the interest as determined under this Section. "Fair Option Price" means the cash price that a willing buyer would pay to a willing seller when neither is acting under compulsion and when both have reasonable knowledge of the relevant facts on the Option Date. Each of the selling and purchasing parties will use his, her, or its best efforts to mutually agree on the Fair Option Price. If the parties are unable to so agree within 30 days of the Option Date, the selling party will appoint, within 40 days of the Option Date, one appraiser, and the purchasing party will appoint within 40 days of the Option Date, one appraiser. The two appraisers will within a period of five additional days, agree on and appoint an additional appraiser. The three appraisers will, within 60 days after the appointment of the third appraiser, determine the Fair Option Price of the Membership Interest in writing and submit their report to all the parties. The Fair Option Price will be determined by disregarding the appraiser's valuation that diverges the greatest from each of the other two appraisers' valuations, and the arithmetic mean of the remaining two appraisers' valuations will be the Fair Option Price. Each purchasing party will pay for the services of the appraiser selected by it, plus one half of the fee charged by the third appraiser, and one half of all other costs relating to the determination of Fair Option Price. The option purchase price as so determined will be payable in cash.

17.8. Substituted Member. Except as expressly permitted under Section 17.1, a prospective transferee (other than an existing Member) of a Membership Interest may be admitted as a Member with respect to such Membership Interest ("Substituted Member") only (1) on the Vote of a majority in interest of the other Members in favor of the prospective transferee's admission as a Member and (2) on such prospective transferee executing a counterpart of this Agreement as a party hereto. Any prospective transferee of a Membership Interest will be deemed an Assignee and, therefore, the owner of only a Transferable Interest until such prospective transferee has been admitted as a Substituted Member. Except as otherwise permitted in the Act, any such Assignee will be entitled only to receive allocations and distributions under this Agreement with respect to such Membership Interest and will have no right to Vote or exercise any rights of a Member until such Assignee has been admitted as a Substituted Member. Until the Assignee becomes a Substituted Member, the Assigning Member will continue to be a Member and to have the power to exercise any rights and powers of a Member under this Agreement, including the right to Vote in proportion to the Percentage Interest that the Assigning Member would have had in the event that the assignment had not been made.

17.9. Duties of Substituted Member. Any person admitted to the Company as a Substituted Member will be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was assigned, provided, however, that the Assigning Member will not be released from liabilities as a Member solely as a result of the assignment, both with respect to obligations to the Company and to third parties, incurred prior to the assignment.

17.10. Securities Laws. The initial sale of Membership Interests in the Company to the Initial Members has not been qualified or registered under the securities laws of any state, including California, or registered under the Securities Act of 1933, in reliance on exemptions from the

registration provisions of those laws. Notwithstanding any other provision of this Agreement, Membership Interests may not be transferred unless registered or qualified under applicable state and federal securities law unless, in the opinion of legal counsel satisfactory to the Company, such qualification or registration is not required. The Member who desires to transfer a Membership Interest will be responsible for all legal fees incurred in connection with said opinion.

18. <u>Class B Membership Provisions</u>. The following provisions (i) pertain solely to Class B Members and their Membership Interests and (ii) are in addition to all other provisions set forth herein that pertain to such Members and their Membership Interests. Class B Members will consist of "Accredited Investors" and "Nonaccredited Investors."

18.1. <u>Purchase, Transfer and Communication</u>. Nonaccredited Investors shall have no right to voluntarily transfer their Membership Interests. Accredited Investors may voluntarily transfer their Membership Interest in accordance with and subject to the provisions of Sections 17.1 through 17.10. In the event of an Involuntary Transfer, Triggering Event, or Marital Dissolution or Death of Spouse of a Class B Member's Membership Interest as defined in Sections 17.3 and 17.4, the provisions of those Sections shall apply to such Class B Member, except that the price for such transfer shall be an amount equal to such Class B Member's cumulative Capital Contributions and shall not be the price set forth in Section 17.7. Class B Membership Interests may be purchased and may be transferred solely via the Platform, with each such purchase or transfer requiring the purchaser's or the transferee's written agreement to the provisions hereof. Any such transferee will be subject to all the provisions of this Agreement that apply to the Member from whom the Membership Interest was transferred, provided, however, that the transferor will not be released from liabilities as a Member solely as a result of the transfer, both with respect to obligations to the Company and to third parties, incurred prior to the transfer. All communication between Class B Members and the Company (including without limitation provision of any Notices required or permitted hereunder) will take place solely via the Platform.

18.2. <u>Securities Laws and Regulations</u>. Class B Members are required to make certain representations, and to accept certain obligations, that are specified by the Platform. To the extent that any of those representations or obligations conflict with any representations or obligations set forth herein, the representations and obligations specified by the Platform will govern.

18.3. <u>Optional Repurchase of Class B Membership Interests</u>. To the extent permitted by applicable law, the Company at any time may, but has no obligation to, repurchase the Membership Interests of some or all of the Class B Members as set forth below. The Company will pay to the Member an amount equal to the Member's cumulative Capital Contributions multiplied by 1.2. At the Company's option, it may pay such amount in cash or pursuant to a five-year interest only promissory note with a balloon payment of principal at the end of the term that (i) bears interest at the Internal Revenue Service's Applicable Federal Rate at the time of such repurchase and (ii) is subject to prepayment in whole or in part at any time without penalty.

19. <u>Dissolution and Winding Up</u>.

19.1. <u>Events of Dissolution</u>. The Company will be dissolved on the first to occur of the following events:

(1) The written agreement of a Three-fourths Majority of Members to dissolve the Company;

(2) The sale or other disposition of substantially all of the Company's assets;

(3) Entry of a decree of judicial dissolution under Corporations Code Section 17707.03; or

(4) If there is only one Member, the death of that Member.

19.2. <u>Winding Up</u>. On the dissolution of the Company, the Company will engage in no further business other than that necessary to wind up the business and affairs of the Company. "Delegate" means the Managers who have not wrongfully dissolved the Company; or, if there is no such Manager, the Members; or, if there is only one Member and that Member has died, the legal representative of that Member's estate, which representative will be the Manager solely for the purpose of carrying out the provisions of this Section. The Delegate will wind up the affairs of the Company. The Delegate will give Notice of the commencement of winding up by mail to all known creditors and claimants against the Company whose addresses appear in the records of the Company. After paying or adequately providing for the payment of all known debts of the Company (except debts owing to Members), the remaining assets of the Company will be distributed or applied in the following order:

(1) To pay the expenses of liquidation.

(2) To the establishment of reasonable reserves by the Delegate for contingent liabilities or obligations of the Company. On the Delegate's determination that such reserves are no longer necessary, said reserves will be distributed as provided in this Section.

(3) To repay outstanding loans to Members. If there are insufficient funds to pay such loans in full, each Member will be repaid in the ratio that the Member's loan, together with interest accrued and unpaid thereon, bears to the total of all such loans from Members, including all interest accrued and unpaid thereon. Such repayment will first be credited to unpaid principal and the remainder will be credited to accrued and unpaid interest.

(4) Among the Members with Positive Capital Account Balances as provided in Section 13.1.

19.3. <u>Deficits</u>. Each Member will look solely to the assets of the Company for the return of the Member's investment, and if the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the investment of each Member, such Member will have no recourse against any other Members for indemnification, contribution, or reimbursement, except as specifically provided in this Agreement.

20. <u>Affiliate Transactions</u>.

20.1. Any transaction between the Company and an Affiliate of a Member must be approved by a Vote of a Majority of Members.

21. <u>Confidentiality</u>.

21.1. "Confidential Information" means all trade secrets, know-how, customer lists, pricing policies, operational methods, programs, and other non-public business information of the Company.

21.2.   Each Member hereby covenants with the Company and each other Member that so long as the Company remains in existence, the Member will not disclose any Confidential Information to any third party or use any Confidential Information for any purpose other than in furtherance of the Company's business.

22. Indemnification.

22.1.   The Company will have the power to indemnify any Person who was or is a party, or who is threatened to be made a party, to any Proceeding by reason of the fact that such Person was or is a Member, Manager, officer, employee, or other agent of the Company, or was or is serving at the request of the Company as a director, officer, employee, or other agent of another limited liability company, corporation, partnership, joint venture, trust, or other enterprise, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred by such Person in connection with such Proceeding, if such Person acted in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, and, in the case of a criminal Proceeding, such Person had no reasonable cause to believe that the Person's conduct was unlawful. The termination of any Proceeding by judgment, order, settlement, conviction, or on a plea of nolo contendere or its equivalent, will not, of itself, create a presumption that the Person did not act in good faith and in a manner that such Person reasonably believed to be in the best interests of the Company, or that the Person had reasonable cause to believe that the Person's conduct was unlawful.

22.2.   To the extent that an agent of the Company has been successful on the merits in defense of any Proceeding, or in defense of any claim, issue, or matter in any such Proceeding, the agent will be indemnified against expenses actually and reasonably incurred in connection with the Proceeding. In all other cases, indemnification will be provided by the Company only if authorized in the specific case by a Majority of Members.

22.3.   "Agent," as used in this Section, will include a trustee or other fiduciary of a plan, trust, or other entity or arrangement described in Corporations Code Section 207(f).

22.4.   "Proceeding," as used in this Section, means any threatened, pending, or completed action or proceeding, whether civil, criminal, administrative, or investigative.

22.5.   Expenses of each Person indemnified under this Agreement actually and reasonably incurred in connection with the defense or settlement of a proceeding may be paid by the Company in advance of the final disposition of such proceeding, as authorized by the Managers who are not seeking indemnification or, if there are none, by a Majority of Members, on receipt of an undertaking by such Person to repay such amount unless it will ultimately be determined that such Person is entitled to be indemnified by the Company. "Expenses," as used in this Section, includes, without limitation, attorney fees and expenses of establishing a right to indemnification, if any, under this Section.

23. Dispute Resolution; Injunctive Relief.

23.1.   Dispute Resolution. Except as set forth in Section 23.2, any action to enforce or interpret this Agreement, or to resolve disputes with respect to this Agreement as between the Company and a Member, or between or among the Members with respect to this Agreement, will be submitted to mediation administered by the American Arbitration Association in accordance with its Commercial Mediation Procedures. The parties to such mediation will split the mediator's fees and costs equally.

    If the matter is not resolved by mediation, it will be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules. Any party may commence arbitration by sending a written demand for arbitration to the other parties. Such demand will set forth the nature of the matter to be resolved by arbitration. The Manager will select the place of arbitration. The substantive law of the State of California will be applied by the arbitrator to the resolution of the dispute. The parties will share equally all initial costs of arbitration. The prevailing party will be entitled to reimbursement of attorney fees, costs, and expenses incurred in connection with the arbitration. All decisions of the arbitrator will be final, binding, and conclusive on all parties. Judgment may be entered on any such decision in accordance with applicable law in any court having jurisdiction thereof. The arbitrator (if permitted under applicable law) or such court may issue a writ of execution to enforce the arbitrator's decision.

23.2. Injunctive Relief. Each Member hereby stipulates that a breach of the provisions of Sections 20 or 21 will result in irreparable damage and injury to the Company or a Member, as applicable, for which no money damages could adequately compensate it. In the event of

breach of Section 20 or 21, in addition to all other remedies to which the aggrieved party may be entitled, and notwithstanding the arbitration provisions of Section 23.1, the aggrieved party will be entitled to an injunction to enforce the provisions of this Agreement, to be issued by any court of competent jurisdiction, to enjoin and restrain the breaching party and each and every Person concerned or acting in concert with the breaching party from the continuance of such breach. Each party expressly waives any claim or defense that an adequate remedy at law might exist for any such breach

24. Investment Representations. Each Member hereby represents and warrants to, and agrees with, the other Members, the Manager and the Company as follows:

24.1. Preexisting Relationship or Experience. The Member has a preexisting personal or business relationship with the Company or one or more of its members or controlling persons, or by reason of its business or financial experience, or by reason of the business or financial experience of its financial advisor who is unaffiliated with and who is not compensated, directly or indirectly, by the Company or any affiliate of the Company, the Member is capable of evaluating the risks and merits of an investment in the Company and of protecting its own interests in connection with this investment, or for Class B Members, that securities are being sold under the exemption from registration provided by Title II of the J.O.B.S. Act of 2012.

24.2. Investment Intent. The Member is acquiring its Membership Interests for investment purposes for its own account only and not with a view to or for sale in connection with any distribution of all or any part of the Percentage Interests in the Company's profits. Except for any interests in a spouse to the extent provided by community property or other comparable laws, no other person will have any direct or indirect beneficial interest in or right to the Members' Membership Interest.

24.3. Economic Risk. The Member is financially able to bear the economic risk of an investment in its Membership Interests, including the total loss thereof. The Member understands and acknowledges that (a) the sale of Units to the Member has not been qualified or registered under the securities laws of the United States or of any state , (b) there are significant restrictions on the Transfer of Units, and (c) no public market for the Securities exist at this time or in the foreseeable future.

24.4. Consultation with Attorney and Tax Advisor. The Member has been advised to consult with the Member's own attorney regarding all legal matters concerning an investment in the Company and the Member's own tax advisor regarding the tax consequences of participating in the Company and has done so to the extent the Member considers necessary.

25. General Provisions.

25.1. Entire Agreement. This Agreement constitutes the entire agreement of the parties with respect to its subject matter. This Agreement replaces and supersedes all prior written and oral agreements by and among the Members and the Manager or any of them regarding such subject matter.

25.2. Counterpart Execution. This Agreement may be executed in one or more original or facsimile counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

25.3. Governing Law; Severability. This Agreement will be construed and enforced in accordance with the internal laws of the State of California. If any provision of this Agreement is determined by any court of competent jurisdiction or arbitrator to be invalid, illegal, or unenforceable to any extent, that provision will, if possible, be construed as though more narrowly drawn, if a narrower construction would avoid such invalidity, illegality, or unenforceability or, if that is not possible, such provision will, to the extent of such invalidity, illegality, or unenforceability, be severed, and the remaining provisions of this Agreement will remain in effect.

25.4. Number and Gender. Whenever used in this Agreement, the singular will include the plural and the plural will include the singular, and the neuter gender will include the male and female as well as a trust, firm, company, or corporation, all as the context and meaning of this Agreement may require.

25.5. Further Assurances. The parties to this Agreement will promptly execute and deliver any and all additional documents, instruments, notices, and other assurances, and will do any and all other acts and things, reasonably necessary in connection with the performance of their respective obligations under this Agreement and to carry out the intent of the parties.

25.6. No Agency. Except as provided in this Agreement, no provision of this Agreement will be construed to constitute a Member, in the Member's capacity as such, the agent of any other Member.

25.7. Authority to Contract. Each party represents and warrants to the other parties that the party has the capacity and authority to enter into this Agreement.

25.8. Section Titles; Interpretation. Section titles contained in this Agreement are inserted as matter of convenience and for ease of reference only and will be disregarded for all other purposes, including the construction or enforcement of this Agreement or any of its provisions. If any claim is made by any Member relating to any conflict, omission or ambiguity in this Agreement, no presumption or burden of proof will be implied by virtue of the fact that this Agreement was prepared by or at the request of a particular Member or its counsel.

25.9. No Third Party Beneficiary Intended. This Agreement is binding on and will inure solely to the benefit of the parties to this Agreement and their respective heirs, personal representatives and permitted successors and assigns. No other person or entity will have or acquire any right by virtue of this Agreement.

The parties have executed this Agreement on the day and year first above written.

MEMBERS:

Jakovickas Family Trust dated August 25, 2016



By: _____
    Cassidy Jakovickas, Co-Trustee



By:_____
    Mary Jakovickas, Co-Trustee
    164 Wood Duck Drive, Sanger, CA 93657

The Moye' Family Trust dated October 29, 2015



By:_____
    Arthur Moye', Co-Trustee



By:_____
    Nicole Moye', Co-Trustee
    1645 El Paso Ave., Clovis, CA 93611



_____
Latricia Adkins
917 E. Ashlan, Fresno, CA 93710



_____
Jorge Lazo
4015 E. Bellair Way, Fresno, CA 93726



_____
Diego Arambula
1076 W. San Bruno, Fresno, CA 93711



_____
Jacob Iest
P.O. Box 929, Madera, CA 93639

_____
Joe Denham
8561 E. Central Ave., Del Rey, CA 93616

Sarah Moffat
Sarah Moffat
1845 E. Birch Ave. #128, Fresno, CA 93720

Derek Franks
1755 E. Salem Ave., Fresno, CA 93720

Amended and Restated Gary and Julie Winter Revocable
Trust dated August 28, 2013

By:_____
   Gary Lanson Winter, Co-Trustee

By:_____
   Julie Lavelle Winter, Co-Trustee
   17027 Coyote Pass Ln., Clovis, CA 93619

Ralph Skip Tuttle
541 W. Everglade Ave.
Clovis, CA 93619

MANAGER:

_____
 Arthur L. Moye', III



SPOUSAL CONSENT

The undersigned is the spouse or registered domestic partner of the Member identified below and acknowledges that the undersigned has read the foregoing Agreement dated August 11, 2017 and understands its provisions. The undersigned is aware that, by the provisions of the Agreement, the undersigned and said Member have agreed, under certain circumstances specified in the Agreement, to transfer all of the undersigned's Membership Interest in the Company, including any community property interest or quasi-community property interest, in accordance with the terms and provisions of the Agreement. The undersigned hereby expressly approves of and agrees to be bound by the provisions of the Agreement in its entirety, including, but not limited to, those provisions relating to the sales and transfers of Membership Interests and the restrictions thereon. If the undersigned predeceases said Member when said Member owns any Membership Interest in the Company, the undersigned hereby agrees not to devise or bequeath whatever community property interest or quasi-community property interest the undersigned may have in the Company in contravention of the Agreement and agrees that any attempt to devise or bequeath such interest will be void and of no effect.

Date: August 14, 2017

Name of Member: Ralph Skip Tuttle

Name of Spouse: Maria Corona Perez Tuttle

Signature of Spouse: [signature]

(This Spousal Consent is to be completed and signed by any Member's spouse or registered domestic partner who resides in a community property state, i.e., in Arizona, California, Idaho, Louisiana, Nevada, New Mexico, Texas, Washington or Wisconsin, or in Alaska if the couple has chosen to apply community property rules.)



State of California
Bill Jones
Secretary of State

LLC-1

LIMITED LIABILITY COMPANY
ARTICLES OF ORGANIZATION

IMPORTANT - Read the instructions before completing the form.
This document is presented for filing pursuant to Section 17050 of the California Corporations Code.

1. Limited liability company name:
(End the name with LLC, LLC., Limited Liability Company or Ltd. Liability Co.)

FULL CIRCLE BREWING Co. Ltd. LLC

2. Latest date (month/day/year) on which the limited liability company is to dissolve. 5/1/2023

3. The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the Beverly-Killea Limited Liability Company Act.

4. Enter the name and address of initial agent for service of process and check the appropriate provision below:

DON ANDERSON 6142 N. SAN PABLO, FRESNO CA 93704, which is

☒ an individual residing in California.

[ ] a corporation which has filed a certificate pursuant to Section 1505 of the California Corporations Code. Skip Item 5 and proceed to Item 6.

5. If the initial agent for service of process is an individual, enter a business or residential street address in California:

Street address: 6142 N. SAN PABLO

City: FRESNO   State: California   Zip Code: 93704

6. The limited liability company will be managed by: (check one)

[ ] one manager   [ ] more than one manager   - ☒ limited liability company members

7. Describe type of business of the Limited Liability Company. MICRO BREWERY

8. If other matters are to be included in the Articles of Organization attach one or more separate pages.
Number of pages attached, if any: [0]

9. It is hereby declared that I am the person who executed this instrument, which execution is my act and deed.

Signature of organizer

DON C Anderson
Type or print name of organizer

Date: 5 / 1 / 19 98

For Secretary of State Use

File No. 101998121075

FILED
In the office of the Secretary of State
of the State of California

MAY - 1 1998

GILL JONES, Secretary of State

SEC/STATE (REV. 7/97)   FORM LLC-1 – FILING FEE. $70
Approved By Secretary Of State

LLC-2 | **Amendment to Articles of Organization of a Limited Liability Company (LLC)**

To change information of record for your California LLC, you can fill out this form, and submit for filing along with:

- A **$30** filing fee.
- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form.
- To file this form, the status of your LLC must be active on the records of the California Secretary of State, or if suspended, this form can only be filed to list a new LLC name. To check the status of the LLC, go to kepler.sos.ca.gov.

Important! To change the LLC addresses, or to change the name or address of the LLC's agent for service of process, you must file a Statement of Information (Form LLC-12). To get Form LLC-12, go to www.sos.ca.gov/business/be/statements.htm.

Items 4-6: **Only** fill out the information that is changing. Attach extra pages if you need more space or need to include any other matters.

FILED
Secretary of State
State of California

SEP 16 2016

2CC

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

① **LLC's Exact Name** (on file with CA Secretary of State)
FULL CIRCLE BREWING CO. LTD. LLC

② **LLC File No.** (issued by CA Secretary of State)
199812110075

Purpose

③ The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised Uniform Limited Liability Company Act.

New LLC Name (List the proposed LLC name exactly as it is to appear on the records of the California Secretary of State.)

④ ______________________________

Proposed LLC Name

The proposed new name **must** include: LLC, L.L.C., Limited Liability Company, Limited Liability Co., Ltd. Liability Co. or Ltd. Liability Company; and **may not** include: bank, trust, trustee, incorporated, inc., corporation, or corp., insurer, or insurance company.

Management (Check only one.)

⑤ The LLC will be managed by:

☑ One Manager ☐ More Than One Manager ☐ All Limited Liability Company Member(s)

Amendment to Text of the Articles of Organization (List both the current text, and the text as amended by this filing.)

⑥

Read and sign below: Unless a greater number is provided for in the Articles of Organization, this form must be signed by at least one manager, if the LLC is manager-managed or at least one member, if the LLC is member-managed. If the signing manager or member is a trust or another entity, go to www.sos.ca.gov/business/be/filing-tips.htm for more information. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are part of this document.

[signature]	ARTHUR L. MOYE', III	MANAGING MEMBER
Sign here	*Print your name here*	*Your business title*

Make check/money order payable to: **Secretary of State**
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.

By Mail
Secretary of State
Business Entities, P.O. Box 944228
Sacramento, CA 94244-2280

Drop-Off
Secretary of State
1500 11th Street., 3rd Floor
Sacramento, CA 95814

Corporations Code §§ 17701.08, 17702.02, 17713.10
LLC-2 (REV 01/2014)

2014 California Secretary of State
www.sos.ca.gov/business/be

EXHIBIT B
Initial Members' Capital Contribution and Number of Class A Units

Name of Initial Member	Capital Contribution	Number of Class A Units
Jakovickas Family Trust	$20,000.00	54,500
The Moye' Family Trust	$37,075.00	706,519
Latricia Adkins	$65,630.00	62,527
Jorge Lazo	$6,208.00	20,000
Diego Arambula	$20,568.00	51,262
Jacob Iest	$35,791.00	55,067
Joe Denham	$0.00	2,500
Sarah Moffat	$9,313.00	30,000
Derek Franks	$9,313.00	30,000
Amended and Restated Gary and Julie Winter Revocable Trust	$8,104.00	11,250
Skip Tuttle	$25,000.00	6,250
Total	**$237,002.00**	**1,029,918**

EXHIBIT C
Membership Attributes

Class	Permissible Members	Voting Rights	Economic Rights	Membership Subject to Repurchase
A	Initial Members and their permitted transferees	Yes	Yes	No
B	Investors and their permitted transferees	No	Yes[1]	Yes[2]

---

[1] Subject to allocation provision set forth in Section 12.2.2.
[2] As set forth in Section **Error! Reference source not found.**.